UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )

Emmaus Life Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29137P109

(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 29137P109	Page 2 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,600,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,600,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 29137P109	Page 3 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,600,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,600,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 29137P109	Page 4 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 644,640
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 644,640
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 29137P109	Page 5 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Domestic Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 955,360
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 955,360
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 955,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 29137P109	Page 6 of 10 Pages
SCHEDULE 13D

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by Emmaus Life Sciences, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 20725 S. Western Avenue, Suite 136, Torrance, CA 90501.

Item 2.  Identity and Background.

The persons filing this statement are Sarissa Capital Management LP (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP (“Sarissa Offshore”), Sarissa Capital Domestic Fund LP (“Sarissa Domestic”), and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of (i) each of Sarissa Capital, Sarissa Domestic and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830 and (ii) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Sarissa Capital’s principal business is serving as investment advisor to certain private investment funds, including Sarissa Domestic and Sarissa Offshore (collectively, the “Sarissa Funds”).  The ultimate general partner of each of Sarissa Capital, Sarissa Domestic and Sarissa Offshore is controlled by Dr. Denner.  Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 1,600,000 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $2 million (including commissions). The source of funding for these Shares was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction.

On September 11, 2013, in connection with their participation in a private placement by the Company to various accredited investors (the “Private Placement”), the Sarissa Funds entered into a subscription agreement (the "Subscription Agreement") with the Issuer pursuant to which they purchased from the Issuer an aggregate of 800,000 units (the “Units”) consisting of 800,000 Shares and warrants for the purchase of an additional 800,000 Shares (the “Warrants”) at a price of $2.50 per unit.  The Warrants entitle the Sarissa Funds to purchase, at any time on or prior to September 11, 2018, Shares at an exercise price of $3.50 per share.

In addition, in connection with the Private Placement, on September 11, 2013, Sarissa Capital entered in an agreement (the “Designation Agreement”) with the Issuer, Yutaka Niihara, the President and

CUSIP No. 29137P109	Page 7 of 10 Pages
SCHEDULE 13D

Chief Executive Officer of the Issuer, and T.R. Winston & Company, LLC, who served as placement agent to the Issuer in the Private Placement (“TRW”), pursuant to which the Issuer agreed to expand the size of its Board of Directors (the “Board”) by three (3) members to a total of eight (8) directors, with one (1) member to be designated by TRW and two (2) members to be designated by Sarissa Capital to fill the newly created vacancies.  The Designation Agreement provides that, prior to the date such designations first become effective, without the prior approval of TRW and Sarissa Capital, the Issuer will not approve, effect, amend or enter into any agreements or transactions, or create or assume any obligations, other than those expressly contemplated in the Designation Agreement or undertaken in the ordinary course of business consistent with past practice.

Pursuant to the Designation Agreement, until the closing of a Qualified Initial Public Offering (as defined in the Designation Agreement), the Company is required to obtain unanimous approval of the Board for (1) a detailed annual budget, (2) certain related party transactions, and (3) certain other corporate transactions.

On May 8, 2014, Mayu Sris, a founding partner and managing director of Sarissa Capital was appointed to the Board as a designee of Sarissa Capital under the Designation Agreement.

The descriptions herein of the Subscription Agreement, the Warrant and the Designation Agreement are qualified in their entirety by reference to the full text of the Form of Subscription Agreement, the Form of Warrant and the Designation Agreement, copies of which were filed by the Issuer on a Current Report on Form 8-K filed with the Securities and Exchange Commission on Septemer 17, 2013 (the "8-K")

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,600,000 Shares (consisting of 800,000 Shares and 800,000 Shares underlying the Warrants) representing approximately 5.8% of the Issuer's outstanding Shares (based upon the 26,724,057 Shares stated to be outstanding as of March 31, 2014 by the Issuer in the Issuer’s Form 10−K for the fiscal year ended December 31, 2013).

(b) For purposes of this Schedule 13D:

Sarissa Domestic has sole voting power and sole dispositive power with regard to 955,360 Shares (consisting of 477,680 Shares and 477,680 Shares underlying the Warrants).  Sarissa Offshore has sole voting power and sole dispositive power with regard to 644,640 Shares (consisting of 322,320 Shares and 322,320 Shares underlying the Warrants).  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,600,000 Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,600,000 Shares held by the Sarissa Funds.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein or set forth in the Subscription Agreement, Warrant or Designation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or

CUSIP No. 29137P109	Page 8 of 10 Pages
SCHEDULE 13D

voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to Be Filed as Exhibits.

1	Joint Filing Agreement of the Reporting Persons
2	Form of Subscription Agreement (Incorporated by reference to Exhibit 10.1 of the 8-K)
3.	Form of Warrant (Incorporated by reference to Exhibit 10.2 of the 8-K)
4.	Designation Agreement (Incorporated by reference to Exhibit 10.3 of the 8-K)

CUSIP No. 29137P109	Page 9 of 10 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2014

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/ Alexander J. Denner
Alexander J. Denner

CUSIP No. 29137P109	Page 10 of 10 Pages
SCHEDULE 13D

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

SARISSA CAPITAL MANAGEMENT LP
SARISSA CAPITAL DOMESTIC FUND LP
SARISSA CAPITAL OFFSHORE MASTER FUND LP

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer
Richard Mulligan, Ph.D.	Senior Managing Director
Mayu Sris	Managing Director
Mark DiPaolo	General Counsel and Chief Compliance Officer
Fredrik Guster	Head of Strategy and Business Development
Patrice Bonfiglio	Chief Financial Officer
Richard Giroux	Head Trader